Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD&A"), our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Wiklow Corporate Services Inc.

2751 Graham Street

Victoria, BC V8T 3Z1, Canada

As an alternative to receiving these financial statements and MD&A by mail, you may view them under the Company's profile on SEDAR+ at www.sedarplus.ca (Canada) and on the EDGAR section of the Securities and Exchange Commission website at www.sec.gov (United States), or on the Company's website at www.austin.gold.

The undersigned shareholder hereby elects to receive:

☐ A.  Please send me the annual financial statements and MD&A.

☐ B.  Please send me the interim financial statements and MD&A.

☐ C.  Please send me both A and B.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name (Please Print)

Address

(include ZIP/postal code)

Date

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail at the following address:

E-mail address

Meeting Date: May 7, 2025